LONCOR GOLD INC.

4120 Yonge Street, Suite 304

Toronto, Ontario

M2P 2B8, Canada

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual meeting (the "Meeting") of shareholders of Loncor Gold Inc. (the "Corporation") will be held at the offices of Dickinson Wright LLP at 199 Bay Street, Suite 2200, Commerce Court West, Toronto, Ontario, Canada on Thursday, the 27th day of June, 2024 at the hour of 2:00 p.m. (Toronto time), for the following purposes:

(1) To receive and consider the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2023, together with the auditors' report thereon;

(2) To elect directors of the Corporation;

(3) To reappoint Kreston GTA LLP, Chartered Professional Accountants and Licensed Public Accountants, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration; and

(4) To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the management information circular of the Corporation (the "Circular") accompanying and forming part of this Notice.  This Notice and the accompanying Circular have been sent to each director of the Corporation, each shareholder of the Corporation entitled to notice of the Meeting and the auditors of the Corporation.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Canada.

DATED the 24th day of May, 2024.

BY ORDER OF THE BOARD

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr

Corporate Secretary

NOTE: The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 25th day of June, 2024 before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Canada, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.